METROPOLITAN CAPITAL INVESTMENT BANC, INC.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)

Statement of Financial Condition
December 31, 2019

This report is deemed PUBLIC in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68075

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Metropolitan Capital Investment Banc, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 East Ontario
(No. and Street)

Chicago	IL	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Presberg — 312 640 2304
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Ste 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Frank Novel__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Metropolitan Capital Investment Banc, Inc.__ , as
of __December 31__ , 20 __18__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



OFFICIAL SEAL
JOSEPH MARCONI
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES OCT. 16, 2023

_____
Notary Public

_____
Signature

__President__
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

METROPOLITAN CAPITAL INVESTMENT BANC, INC.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)

December 31, 2019

Contents

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to the Financial Statement	3 - 7



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of
Metropolitan Capital Investment Banc, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Metropolitan Capital Investment Banc, Inc. (the Company) as of December 31, 2019, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2015.

Chicago, Illinois
February 27, 2020

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

1

METROPOLITAN CAPITAL INVESTMENT BANC, INC.
(a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc.)
STATEMENT OF FINANCIAL CONDITION
At December 31, 2019

Assets		
Cash and cash equivalents	$	250,605
Non-marketable securities		2
Due from clearing broker		115,681
Accounts receivable		14,000
Prepaid expenses		24,714
Other assets		849
Total Assets	$	405,851
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable	$	46,341
Due to affiliate, net		51,251
Total Liabilities		97,592
Shareholder's Equity		
Common stock, $50 par value, 100,000 shares authorized, 7,360 shares issued and outstanding		368,000
Additional paid-in-capital		664,033
Accumulated deficit		(723,774)
Total Shareholder's Equity		308,259
Total Liabilities and Shareholder's Equity	$	405,851

See accompanying notes to the financial statement

NOTE 1- Organization and Nature of Business

Metropolitan Capital Investment Banc, Inc. (the "Company"), a wholly owned subsidiary of Metropolitan Capital Bancorp, Inc., (the "Parent") was incorporated in Illinois in September 2008. The Company is a broker-dealer of securities registered with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective August 2009. The Company operates as an introducing broker, and although it does not currently do so, the Company is approved to hold funds or securities for customers and to carry customer accounts, and is not exempt under SEC Rule 15c3-3. The Company has an account designated for "Exclusive benefit of customers" to hold customer funds at Metropolitan Capital Bank & Trust (the "Bank"), and affiliate of the Company. There was no activity during the year in this account.

The Company is primarily engaged in investment banking and advisory services.

NOTE 2- Summary of Significant Accounting Policies

Non-marketable Securities

The Company currently holds non-marketable securities in two unrelated companies, which were obtained as part of success fees for investment banking transactions in prior years. The securities are carried at an aggregate nominal value of $2 as of December 31, 2019, as there was no cost and the Company had identified no market value to the equity interests at the time or subsequent to the respective transactions. There has been no revenue received from the investments through December 31, 2019. These ownership shares each represent 10% or less of the underlying companies, respectively and are not part of the core business of the Company.

Due from clearing broker

The amount shown as due from clearing broker represents funds due from Maplewood Investment Advisors, Inc.,as clearing broker, and consists of cash deposits of $100,000 as well as a money market fund of $15,681 as of December 31, 2019.

Fair Value Measurements

ASC Topic 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

NOTE 2– Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

The money market fund included in due from broker was considered a Level 1 instrument on fair value hierarchy

Accounts Receivable

Accounts receivable from performing investment banking and advisory services are based on executed agreements which meet the revenue recognition criteria noted below. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables and historical collection information. . As of December 31, 2019, there was no allowance for doubtful accounts or accounts receivable associated with investment banking revenues.

Allocation of Expenses

The Company entered into an expense sharing agreement with the Parent and the Bank, another wholly owned subsidiary of the Parent, in 2008. In accordance with that agreement, certain expenses relating to the personnel, general and administrative expenses and the shared facility in Chicago, Illinois are allocated to the Company from the Parent and the Bank. The allocation method is consistent with the business goals and objectives of the entities, and all expenses are allocated on a reasonable basis (one that attempts to equate the proportional cost of a service or product to the proportional use of or benefit derived from the service or product). Allocations are re-evaluated in the event there are significant changes to the costs at any time during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ.

Revenue Recognition

The Company uses the accrual method of accounting and recognizes investment banking and advisory services revenue when there is evidence of an arrangement, the service has been provided, the revenue is fixed and determinable and collectability is reasonably assured. From time to time, the Company may receive revenue in the form of common stock and warrants for investment banking success fees, which is recorded based on the fair value of the instruments at the time the success fee is earned.

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

NOTE 2- Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

Referral fee income (if any) consists of fees paid by the Bank for successfully referred loans. Fees are based on a Release and Referral Agreement dated September 30, 2011 between the Company and the Bank, and are consistent with standard market rates. The Company's referral fees are earned and recognized when the loan closes and performance obligations are satisfied at a point in time.

Consulting income (if any) represents fees earned from providing financial consulting services. These fees are recognized at the time the performance obligations are completed and the income is fixed and determinable.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. The allocation of tax is based on each individual company's taxable income, credits, and deductions. The Company has a tax sharing agreement with the Parent, whereby it reimburses the Parent for the federal, state, and local income tax expense incurred from the results of the Company's operations; and the Parent reimburses the Company for tax benefits incurred from the results of operations. As of December 31, 2019, the Company had $26,623 of unreimbursed tax benefits incurred from the results of operations, which is offset with other affiliated related payables and is reflected as a payable in "Due to affiliates, net" on the statement of financial condition.

Deferred tax assets and liabilities are the expected future amounts for temporary differences between carrying amounts and tax bases of assets and liabilities computed using enacted rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. See Note 4.

The accounting standard on accounting for uncertainty in income taxes provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Parent's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed to meet the more likely than not threshold would be recorded as a tax benefit or expense and liability in the current year. The Company is subject to examination by United States federal and state tax authorities for the current and three prior tax years. For the year ended December 31, 2019, management has determined there are no material uncertain income tax positions

Leases

In February 2016, the FASB issued (ASU) 2016-02, "Leases (Topic 842)". This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The standard requires that a lessee recognize on the statement of financial condition relating to leases with terms of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. The Company determined it did not have a lease as defined by the standard and there was no impact to the Company upon adoption on January 1, 2019.

NOTE 2-Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses (CECL) model and amending certain aspects of accounting for purchased financial assets with deterioration in credit quality since origination. The new standard is effective for fiscal years beginning after December 15, 2019. Expected credit losses on receivables will be measured based on historical experience, current conditions and forecasts that effect the net collectability of the reported amounts. The Company has completed its analysis as of January 1, 2020 related to its financial assets within the scope of the Update and identified no material current expected credit loss to be recorded.

NOTE 3- Related Party Transactions

In accordance with the expense sharing agreement, the Company recognizes the expenses incurred by the Parent and the Bank on the Company's behalf as operating expenses. During the year ended December 31, 2019, the Parent made a contribution of $50,986 into additional paid-in-capital of the Company through cancellation of intercompany expenses to the Bank on behalf of the Company.

As of December 31, 2019, the Company carried amounts due to and due from the Parent and the Bank as follows::

Due to (due from) affiliates:		
Shared expenses due to Parent and Bank	$	77,874
Current tax receivable		(22,885)
Deferred tax asset		(3,738)
Due to affiliates, net	**$**	**51,251**

Under the terms of the Sublease Agreement/Service Agreement, which became effective in August 2009 when the Company became a member of FINRA, the Company subleases office space and receives related services from the Bank. This one-year agreement automatically renews for a one-year period unless either party delivers notice to the other party of its intent not to renew.

The Company entered into a customer referral agreement with the Bank in 2011. In accordance with the agreement, the Bank will compensate the Company for loans made by the Bank to the referred customer.

At December 31, 2019, the Company had $17,464 of cash on deposit at the Bank, which is included in Cash in the Statement of Financial Condition.

6

NOTE 4- Income Tax

The Company does not have any material differences between the rate it provides for income taxes and the statutory rate.

Income taxes are composed of the following:

Deferred tax assets (liabilities):		
Partnership interest	$	3,738
Net deferred tax asset	$	3,738

Deferred tax assets and liabilities consist of the interest in partnership and accrued commissions payable. The Parent and the Company are not subject to examination by taxing authorities for years before 2016.

The Parent and the Company are subject to U.S. federal income tax; Illinois, California and New York state income tax, as well as New York City income tax.

NOTE 5- Net Capital Requirement

As a registered broker-dealer with the SEC and a member of the FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company is required to maintain minimum net capital of $250,000, and the Company's ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2019, the Company had net capital of $267,596, which exceeded its minimum net capital requirement by $17,596. The Company's ratio of aggregate indebtedness to net capital was .36 to 1 at December 31, 2019.

NOTE 6- Contingencies

The Company is subject to litigation in the normal course of business.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnifications to be remote, and has not recorded a contingent liability in the financial statements for these indemnifications.

NOTE 7- Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statement was available to be issued.